Filed by The McClatchy Company Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Knight-Ridder, Inc.

Commission File No.: 001-07553

This filing consists of an opinion editorial by Gary Pruitt, The McClatchy Company’s Chairman and CEO, published in the Wall Street Journal on March 16, 2006.

Brave News World

Gary Pruitt - 16 March 2006 - The Wall Street Journal

Last year, the world celebrated the 400th birthday of the newspaper. Those of us in the business also recognized it as the 399th anniversary of the first prediction of our demise. Speaking as someone whose company is writing a $6.5 billion check to triple its newspaper holdings, I beg to differ.

To many, ink spread across newsprint pages seems old-fashioned and destined to disappear. This conventional wisdom has become so pervasive that you can buy the nation’s second-largest newspaper group, Knight-Ridder, for a price that would have seemed an unimaginable bargain only a few years ago. But while that kind of thinking might be good for our company — we were the buyer, after all — it’s wrong. The fact is, newspapers are still among the best media businesses — and the most important.

Even the biggest bears among newspaper analysts acknowledge that the companies still make good money. Their rap is that we’re losing readers so fast that the good times can’t last. But are we in a precipitous decline? The answer is no. Certainly, we’ve seen a gradual decline in the number of newspapers sold over a 40- or 50-year time-frame. More recently, circulation began dropping at a rate of 1% every year from 1990 to 2002. Certainly as a percentage of households, newspaper readership has fallen considerably. Meantime, total newspaper advertising volume peaked in 2000 and has slipped 4%, according to the Newspaper Association of America.

However, no competitor in local markets has held onto audience as well as newspapers have. Others proliferate — more TV channels, more radio stations, infinitely more Web sites — but the number of daily papers stays steady. While we rarely face direct competition, our competitors see more all the time. When the Steelers faced off against the Seahawks in SuperBowl XL last month, 90.7 million people turned in, television’s best day of the year. But on that Sunday — indeed, on an average Sunday in 2004-2005 — about 124 million people read the Sunday newspaper. Look at it this way: We won Super Sunday, 12-9.

Surveys show 54% of adults read a newspaper yesterday. On an average Sunday, the number is closer to 60%. Even among young people, supposedly lost to newspapers forever, 39% read weekday papers and 49% read on Sunday. But what about the future? While it may seem counterintuitive to suppose that a company founded before the advent of electric lights would be a media leader in the age of blogs, podcasts and text messaging, that’s exactly what has happened. We certainly have competition from Google and others. But in each of the communities where we compete, almost every newspaper has the largest news staff, largest sales force, biggest audience and greatest share of advertising in its market. Whether it’s on the Internet or off the presses, we are capturing that business.

Adding the unduplicated reach of newspaper Web sites to newspaper readership shows that, far from shrinking, our audiences are growing steadily. Simply put, more people want our products today than wanted them yesterday; this is hardly the profile of a dying industry. But of course our products have changed as we have all been forced to adapt. Today’s daily newspaper is the engine driving a multimedia company that includes popular Web sites, foreign language publications, direct marketing initiatives and much more. Replacing the notion of “readers” with “audiences,” we’re fast becoming multi-platform, 24/7 news companies — and it’s working.

People in the newspaper industry have got a lot riding on this — our jobs and reputations, for starters; but the stakes for society are far higher. Self-government depends on continuous civic conversation, which in turn depends on people having a common vocabulary. Without a shared sense of what the problems are, there’s little hope of finding solutions. That shared middle — a place where people basically agree about the facts and the issues, even if they differ over what to do about them — is where we believe our responsibilities as newspaper owners lie. And it is under assault by spinmeisters, partisans and ideologues. They all have their place in a democracy — but it is not in the center. Our place is.

Employing the extraordinary tools of the digital, interactive era means we can get better at this: more transparent, better listeners, open to hear more voices. Of course we have to change, but changing is a fundamental part of our heritage, the result of a 400-year evolution that has weeded out the brittle and the rigid no less ruthlessly than Mother Nature. We survivors are evolving still and employing new tools to leapfrog forward. Yet we still hear voices prophesying our impending doom. A favorite cartoon of mine shows a character explaining why: “I’ve been forecasting the demise of newspapers for 30 years,” he says. “If I change now I’ll lose all credibility.”

Mr. Pruitt is chairman and CEO of the McClatchy Company, which this week signed a deal to acquire Knight-Ridder, Inc.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

McClatchy plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction, and McClatchy and Knight Ridder plan to file with the SEC and mail to their respective stockholders an Information Statement/Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Information Statement/Proxy Statement/Prospectus will contain important information about McClatchy, Knight Ridder, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Information Statement/Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by McClatchy and Knight Ridder through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Information Statement/Proxy Statement/Prospectus when they become available from McClatchy by contacting Investor Relations at www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-1846 or from Knight Ridder by contacting Investor Relations at www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose, CA 95113 or by telephone at 408-938-7838.

McClatchy and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Knight Ridder in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Information Statement/Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in McClatchy’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about March 28, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from McClatchy by contacting Investor Relations at www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-1846.

Knight Ridder and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Knight Ridder in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Information Statement/Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Knight Ridder’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about March 24, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Knight Ridder by contacting Investor Relations at www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose, CA 95113 or by telephone at 408-938-7838.